Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2012, Agreements to Sell Vessels, and Newbuilding Contracts.

Monaco—(Marketwire – July 31, 2012) -Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today reported its results for the three and six months ended June 30, 2012.

The Company recorded a net loss of $4.0 million or $0.10 basic and diluted loss per share, for the three months ended June 30, 2012. This is compared to a net loss of $2.7 million or $0.10 basic and diluted loss per share for the three months ended June 30, 2011.

The Company recorded a net loss of $9.1 million or $0.23 basic and diluted loss per share, which included a non-cash charge of $4.5 million, or $0.11 basic and diluted loss per share relating to the loss on sales of the STI Conqueror, STI Matador, and STI Gladiator for the six months ended June 30, 2012. Excluding the non-cash charge, the net loss would have been $4.6 million, or $0.12 basic and diluted loss per share. This is compared to a net loss of $4.2 million or $0.16 basic and diluted loss per share for the six months ended June 30, 2011.

Summary of Recent and Second Quarter Significant Events:

●
Contracted to sell the STI Coral and STI Diamond for $25.25 million each with the expected closing of the sales by the end of September 2012. As a result of the sales, the Company will recognize a loss of approximately $5.5 million in the third quarter of 2012.

●	Signed a letter of intent with Hyundai Mipo Dockyard Co., Ltd. of South Korea ("HMD") to construct the Company's ninth and tenth newbuilding vessels with an option for two additional vessels.

●	Took delivery of the first vessel under the Company’s MR Newbuilding program, the STI Amber, on July 18, 2012.

●	Signed an agreement with 2011 Credit Facility lenders to extend the availability period until January 31, 2014.

●	Repurchased 365,000 shares under the share buyback program at an average price per share of $5.45 in the second quarter.

●	Took delivery of an MR product tanker on a six month time charter-in agreement in July 2012. The agreement contains two consecutive option periods for six months each.

●	Took delivery of three time chartered-in MR product tankers during the second quarter of 2012.

●	Extended the charters on two time chartered-in Handymax product tankers.

Emanuele Lauro, chief executive officer and chairman of the board commented, "We are pleased with the letter of intent for two additional newbuilding vessels and further optional vessels from Hyundai Mipo Dockyard, and we are delighted by the successful delivery of our first newbuilding, STI Amber.  We believe that modernizing our fleet with more fuel efficient vessels is essential in establishing a competitive advantage in our markets.

Mr. Lauro continued, "We are confident in continued market improvement, and present product tanker rates are higher than at this time last year. We remain focused on our strategy of balanced financial leverage coupled with selectively increasing our time charter-in exposure to maintain ample upside exposure to the spot market."

Recent Significant Events

Sales of STI Coral and STI Diamond

On July 24, 2012, the Company entered into agreements to sell the STI Coral and STI Diamond for $25.25 million each. The sales of the two vessels are expected to close by the end of September 2012 and there is currently $32.3 million of debt outstanding on the 2011 Credit Facility relating to these vessels. In addition, the Company will record a $5.5 million loss on disposal in the third quarter of 2012 as part of the sales.

Newbuilding contracts #9 and #10

The Company signed a letter of intent with HMD to construct two newbuilding vessels for $34.0 million each, which are the Company's ninth and tenth MR product tanker newbuildings with HMD. These vessels are scheduled to be delivered to the Company in January 2014. Financing for these vessels is available under the 2011 Credit Facility. The letter of intent included an option for two additional vessels.

Delivery of the STI Amber

On July 18, 2012, the Company took delivery of the STI Amber, the first vessel delivered under its Newbuilding program. The delivery of the vessel was partially financed by drawing down $23.0 million on its Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB.

Extension of availability on the Company’s 2011 Credit Facility

The Company signed an agreement with its lenders, Nordea Bank Finland plc, DNB Bank ASA, and ABN AMRO Bank N.V., to extend the availability period of its 2011 Credit Facility until January 31, 2014. The availability period was previously scheduled to expire in May 2013. There is currently $115 million available for borrowing under this facility, which can be used to finance up to 50% of future vessel acquisitions. Due to the amendment, the Company will write-off $2.9 million in deferred financing fees, which includes the loan origination fees from May 2011, in the third quarter of 2012.

New time chartered-in vessels

In July 2012, the Company took delivery of a 2004 built, 46,102 DWT MR product tanker on a time charter-in agreement. The agreement is for a period of six months at an average rate of $11,500 per day. This agreement contains two consecutive option periods for the Company to extend the charter by six months and six months at $13,750 per day and $14,800 per day, respectively. The vessel is currently operating in the spot market.

Second Quarter Significant Events

Extension of time chartered-in vessels

In June 2012, the Company extended the charters on two time chartered-in Handymax product tankers for one year with an option for the Company to extend each time charter for an additional year (see Fleet List for additional information). The original time charter agreements for each vessel expired in June 2012 and July 2012, respectively.

Delivery of time chartered-in vessels

In April and May 2012, the Company took delivery of three MR product tankers built between 2007 and 2012. Each vessel is time chartered-in for two years, and the Company has options to extend the time charters (see Fleet List for additional information).

Follow-on offering

On April 18, 2012, the Company closed on the sale of 4,000,000 shares of its common stock in a registered direct placement of common shares at an offering price of $6.75 per share. The Company received net proceeds of approximately $25.9 million, after deducting the placement agents' discount and offering expenses. There are 42,270,394 shares outstanding as of July 31, 2012.

Closing on the sales of the STI Gladiator and STI Matador

The Company closed on the sales of two of its Handymax vessels, the STI Matador for $16.2 million in April 2012, and the STI Gladiator for $16.2 million in May 2012.

Conference Call

The Company will have a conference call on July 31, 2012 at 11:00 AM Eastern Daylight Saving Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(800) 500-0920 (U.S.) or 1(719) 325-2204 (International).  The conference participant passcode is 5535409.  The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL:   http://www.visualwebcaster.com/event.asp?id=88539

Current Liquidity

As of July 31, 2012, the Company had $33.6 million in cash and $39.7 million available to draw down from its 2010 Credit Facility.

Debt

Newbuilding Financing

During the second quarter 2012, the Company drew down an aggregate of $9.7 million from the credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB (“Newbuilding Credit Facility”) to partially finance the fourth installment on the first four Newbuilding vessels ($2.4 million per vessel).

In July 2012, the Company drew down $20.6 million from this facility to finance the final installment due on the STI Amber, which was delivered on July 18, 2012.  The Company expects to draw the remaining amount available under this facility of $61.8 million ($20.6 million per vessel), during the third quarter of 2012 in connection with the delivery of the next three newbuildings from the shipyard.

2010 Reducing Revolving Credit Facility Repayments

In April and May 2012, the Company repaid $16 million and $26 million, respectively, into the 2010 Reducing Revolving Credit Facility.  The Company currently has $39.7 million available to draw down when needed.

STI Spirit Credit Facility Repayment

The credit facility with DVB Bank SE requires that the charter-free market value of the STI Spirit shall be no less than 140% of the then outstanding loan balance.  In order to stay in compliance with this covenant, the Company made a prepayment of $0.8 million in June 2012, which will be applied to the next three quarterly payments.  This prepayment was in addition to the scheduled installment of $0.4 million that was also made in June 2012.

As of July 31, 2012, the Company’s outstanding debt balance is as follows:

2010 Revolving Credit Facility	$51.0	million
2011 Credit Facility	32.3	million
STI Spirit Credit Facility	24.6	million
Newbuilding Credit Facility	30.3	million
Total	$138.2	million

2012 Debt Repayments

The third quarter 2012 debt repayment for the Newbuilding Credit Facility will be $0.7 million which assumes the full drawdown of the Facility upon the delivery of the remaining three vessels, in aggregate.  There are no principal payments due for the 2011 Credit Facility which assumes the closing of the sales of the STI Coral and STI Diamond, and corresponding debt repayment, prior to September 30, 2012.  There are no principal payments due for the 2010 Revolving Credit Facility since the amount available is greater than the amount drawn.  There are no principal payments due for the STI Spirit Credit Facility as a result of the $0.8 million prepayment made in June 2012.

Payments for the Newbuilding Program

The Company made $22.1 million of installment payments on its newbuilding vessels during the second quarter of 2012.

The current estimated future payment dates and amounts are as follows as of June 30, 2012*:

Q3 2012	$119.2	million**
Q4 2012	12.5	million
Q1 2013	46.9	million
Q2 2013	22.0	million
	$200.6	million

 * These are estimates only and are subject to change as the construction progresses.  These estimates do not include amounts relating to the ninth and tenth newbuilding vessels.  For expected delivery dates of the newbuildings, see the Fleet List below.

**Includes $20.6 million that was paid in July 2012 for delivery of the STI Amber.

Explanation of Variances on the Second Quarter of 2012 Financial Results Compared to the Second Quarter of 2011

For the three months ended June 30, 2012, the Company incurred a net loss of $4.0 million compared to a net loss of $2.7 million in the three months ended June 30, 2011. The following were the significant changes between the two periods:

●
Vessel revenue increased by $6.0 million to $27.0 million as a result of an increase in the average number of operating vessels to 17.80 from 15.51 for the three month periods ended June 30, 2012 and 2011, respectively. This increase was partially offset by a decrease in daily time charter equivalent per vessel, to $12,258 from $13,783 (see the breakdown of daily TCE averages below) for the three months ended June 30, 2012 and 2011.

●
Vessel operating costs decreased by $0.5 million to $7.0 million as a result of a reduction in the average number of owned vessels to 9.55 from 11.13 for the three months ended June 30, 2012 and 2011, respectively. This was driven by the sales of the STI Conqueror, STI Matador and STI Gladiator during the first and second quarter of 2012. This reduction was offset by an increase in operating costs per day to $7,942 from $7,388 in the three months ended June 30, 2012 and 2011, respectively, primarily as a result of unplanned repairs on the STI Spirit.

●
Voyage expenses increased by $5.6 million to $7.3 million as a result of an increase in operating days of vessels operating in the spot market. The STI Coral and STI Diamond were acquired in May 2011, and were the only vessels operating in the spot market during the three months ended of June 30, 2011 for a total of 98 days. In the second quarter of 2012, the Company had 476 days of vessels operating in the spot market which, in addition to 182 days for the STI Coral and STI Diamond, was also driven by the time chartered vessels, Pacific Duchess, Freja Lupus and STX ACE 6.

●
Charterhire expense increased by $4.7 million to $9.8 million as a result of an increase in the average number of chartered-in vessels to 8.25 from 4.38 for the three months ended June 30, 2012 and 2011, respectively. See the Company's Fleet List below for the terms of these agreements.

●
Depreciation expense decreased by $1.2 million to $3.2 million as a result of (i) a $66.6 million impairment charge recorded at December 31, 2011 which decreased the depreciable basis of the Company's vessels and (ii) a decrease in the average number of owned vessels to 9.55 from 11.13 for the three months ended June 30, 2012 and 2011, respectively, which was driven by the sales of STI Conqueror, STI Matador, and STI Gladiator during the first half of 2012.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Profit or Loss

(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Revenue:
Vessel revenue	$26,983,291	$20,991,073	$55,877,971	$38,007,022

Operating expenses:
Vessel operating costs	(6,966,254)	(7,507,672)	(15,784,091)	(14,837,965)
Voyage expenses	(7,292,446)	(1,725,196)	(12,762,842)	(1,735,426)
Charterhire	(9,766,672)	(5,077,741)	(16,891,643)	(8,176,949)
Depreciation	(3,178,034)	(4,366,934)	(6,823,737)	(8,264,550)
Loss from sale of vessels (1)	(30,898)	-	(4,524,771)	-
General and administrative expenses	(2,736,970)	(2,937,544)	(5,742,727)	(5,706,447)
Total operating expenses	(29,971,274)	(21,615,087)	(62,529,811)	(38,721,337)
Operating loss	(2,987,983)	(624,014)	(6,651,840)	(714,315)
Other (expense) and income, net
Financial expenses	(1,048,426)	(2,130,702)	(2,474,668)	(3,480,935)
Financial income	566	15,229	2,081	49,842
Other expenses, net	(8,357)	(4,294)	(20,453)	(11,005)
Total other expense, net	(1,056,217)	(2,119,767)	(2,493,040)	(3,442,098)
Net loss	$(4,044,200)	$(2,743,781)	$(9,144,880)	$(4,156,413)

Loss per share

Basic and diluted (2)	$(0.10)	$(0.10)	$(0.23)	$(0.16)
Basic and diluted weighted average shares outstanding (2)	40,747,229	27,332,483	39,155,429	25,708,491

(1)	The sales of the STI Conqueror, STI Matador, and STI Gladiator closed on March 20, 2012, April 18, 2012, and May 2, 2012, respectively.
(2)
The effect of diluted weighted shares outstanding for the three and six month period ended June 30, 2012 and 2011 would be anti-dilutive since the Company is in a net loss position.  As such, there is no difference between basic and diluted earnings per share for these periods.

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Balance Sheet

(unaudited)

	As of
	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$36,317,418	$36,833,090
Accounts receivable	23,993,608	20,385,546
Prepaid expenses	1,059,201	1,535,437
Inventories	3,257,555	2,696,296
Total current assets	64,627,782	61,450,369
Non-current assets
Vessels and drydock	259,402,054	322,457,755
Vessels under construction	98,496,643	60,332,870
Other assets	3,747,614	3,988,778
Total non-current assets	361,646,311	386,779,403
Total assets	$426,274,093	$448,229,772

Current liabilities
Bank loans	3,817,108	2,888,723
Accounts payable	5,518,287	11,732,427
Accrued expenses	3,323,861	3,376,033
Derivative financial instruments	602,653	236,987
Total current liabilities	13,261,909	18,234,170
Non-current liabilities
Bank loans	109,618,138	142,678,788
Derivative financial instruments	851,265	463,587
Total non-current liabilities	110,469,403	143,142,375
Total liabilities	123,731,312	161,376,545

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	433,591	390,691
Additional paid in capital	390,755,063	363,209,983
Treasury shares	(7,498,697)	(5,498,495)
Hedging reserve	(1,453,918)	(700,574)
Accumulated deficit	(79,693,258)	(70,548,378)
Total shareholders' equity	302,542,781	286,853,227
Total liabilities and shareholders' equity	$426,274,093	$448,229,772

Scorpio Tankers Inc. and Subsidiaries

Condensed Consolidated Statement of Cash Flows

(unaudited)

	For the six months ended June 30,
	2012	2011

Operating activities
Net loss	$(9,144,880)	$(4,156,413)
Loss from sale of vessels	4,524,771	-
Depreciation	6,823,737	8,264,550
Amortization of restricted stock	1,706,028	1,622,903
Amortization of deferred financing fees	627,823	359,035
Straight-line adjustment for charterhire expense	88,826	-
	4,626,305	6,090,075
Changes in assets and liabilities:
Drydock payments	(119,266)	(21,231)
Increase in inventories	(561,259)	(1,143,867)
Increase in accounts receivable	(3,608,062)	(9,671,935)
Decrease/(increase) in prepaid expenses	476,236	(319,243)
Increase in accounts payable	2,332,640	1,019,612
Increase in accrued expenses	1,112,083	909,208
Decrease in other assets	1,067,805	-
	700,177	(9,227,456)
Net cash inflow/(outflow) from operating activities	5,326,482	(3,137,381)
Investing activities
Acquisition of vessels	-	(71,006,937)
Proceeds from disposal of vessels	52,235,899	-
Payments for vessels under construction	(46,680,115)	(18,736,225)
Net cash inflow/(outflow) from investing activities	5,555,784	(89,743,162)
Financing activities
Bank loan repayment	(58,891,057)	(8,514,781)
Bank loan drawdown	25,707,900	62,307,500
Debt issuance costs	(2,096,530)	(2,764,222)
Net proceeds from issuance of common stock	25,881,951	68,494,430
Purchase of Treasury shares	(2,000,202)	(222,191)
Net cash (outflow)/inflow from financing activities	(11,397,938)	119,300,736
(Decrease)/increase in cash and cash equivalents	(515,672)	26,420,193
Cash and cash equivalents at January 1,	36,833,090	68,186,902
Cash and cash equivalents at June 30,	$36,317,418	$94,607,095

Scorpio Tankers Inc. and Subsidiaries

Other Operating Data for the three and six months ended June 30, 2012 and 2011

(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011

Adjusted EBITDA(1)	$1,104,465	$4,608,350	$6,382,243	$9,162,133

Average Daily Results
Time charter equivalent per day(2)(4)	$12,258	$13,783	$13,329	$14,365
Vessel operating costs per day(3)(4)	7,942	7,388	8,042	7,734

Panamax/LR1
TCE per revenue day - pool	$15,591	$14,464	$15,138	$14,572
TCE per revenue day - time charters	-	23,831	-	23,892
Vessel operating costs per day(3)	7,496	7,267	8,042	7,898

Handymax
TCE per revenue day - pool	$11,491	$13,295	$13,761	$13,546
TCE per revenue day - spot	4,749	-	11,965	-
Vessel operating costs per day(3)	8,340	7,663	7,766	7,732

MR
TCE per revenue day - spot	$13,210	$5,568	$11,845	$5,568
TCE per revenue day - time charters	-	13,163	-	13,163
Vessel operating costs per day(3)	7,538	7,226	7,880	7,226

Fleet data
Average number of owned vessels	9.55	11.13	10.71	10.57
Average number of time chartered-in vessels	8.25	4.38	7.18	3.52
Drydock
Expenditures for drydock	$-	$729,665	$-	$729,665

(1)	See Non-GAAP Measure section below

(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

(4)	Average daily results include earnings from the STI Spirit, an LR2 product tanker which, during the second quarter of 2012 experienced lower than market earnings as a result of unplanned repairs.

Fleet List as of July 31, 2012

				Ice
	Vessel Name	Year Built	DWT	Class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Coral	2008	49,900	-	Spot	MR
3	STI Diamond	2008	49,900	-	Spot	MR
4	STI Amber	2012	52,000	-	Spot	MR
5	Noemi	2004	72,515	-	SPTP (2)	LR1
6	Senatore	2004	72,514	-	SPTP (2)	LR1
7	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
8	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
9	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
10	STI Spirit	2008	113,100	-	SLR2P (3)	LR2
	Total owned DWT		676,320
							Time Charter Info
							Daily Base
	Time Chartered-In vessels						Rate	Expiry (4)
11	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	26-Jul-13	(5)
12	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-13	(6)
13	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,000	06-Apr-13	(7)
14	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,000	17-Jul-13	(8)
15	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,000	15-Jul-13	(8)
16	Endeavour	2004	46,102		Spot	MR	$11,500	16-Jan-13	(9)
17	STX Ace 6	2007	46,161	-	Spot	MR	$14,150	17-May-14	(10)
18	Pacific Duchess	2009	46,697	-	Spot	MR	$13,800	17-Mar-13	(11)
19	Targale	2007	49,999	-	Spot	MR	$14,500	17-May-14	(12)
20	Freja Lupus	2012	50,385	-	Spot	MR	$14,760	26-Apr-14	(13)
	Total time chartered-in DWT		435,159

	Newbuildings currently under construction
21	Hull 2333		52,000	(14)		MR
22	Hull 2334		52,000	(14)		MR
23	Hull 2335		52,000	(14)		MR
24	Hull 2336		52,000	(14)		MR
25	Hull 2361		52,000	(14)		MR
26	Hull 2362		52,000	(14)		MR
27	Hull 2369		52,000	(14)		MR
28	Hull 2389		52,000	(14)		MR
29	Hull 2390		52,000	(14)		MR
	Total newbuilding DWT		468,000

	Total DWT		1,579,479

(1)	This vessel operates in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(5)	This agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,070 per day.
(6)
This agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,000 per day.  The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below $12,000/day with the vessel owner.

(7)
The agreement contains an option for the Company to extend the term of the charter for four additional months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.

(8)
Represents the average rate for the two year duration of the agreement.  The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.

(9)	The agreement contains two consecutive options for the Company to extend the charter for up to two six month periods at $13,750 and $14,800 per day, respectively.
(10)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $15,150 per day.
(11)	The agreement contains an option for the Company to extend the charter for an additional year at $14,800 per day.
(12)
The agreement contains three consecutive options to for the Company extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.

(13)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $16,000 per day.
(14)
These newbuilding vessels are being constructed at Hyundai Mipo Dockyard Co., Ltd of South Korea. Four vessels are expected to be delivered between August and September 2012, three are expected to be delivered between January 2013 and May 2013 and the remaining two are expected to be delivered in January 2014.

Business Strategy, Dividend Policy, and Stock Buyback Program
Business Strategy

The Company’s primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels.  The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  The Company is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

●	increasing demand for refined products;
●	increasing ton miles (distance between new refiners and areas of demand); and
●	reduced order book.

Dividend Policy

The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy.  In the future, the board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buyback Program

On July 9, 2010, the board of directors authorized a share buyback program of up to $20 million.  Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of July 31, 2012, the Company has purchased $7.5 million of shares in the open market at an average price of $6.88.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, three MR tankers, and one post-Panamax tanker with an average age of 5.7 years, time charters-in ten vessels (five MR tankers and five Handymax tankers), has contracted for seven newbuilding MR’s, which are expected to be delivered to the Company between August 2012 and May 2013 and signed a letter of intent for two additional newbuilding MR’s which are expected to be delivered to the Company in January 2014.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.  Information on the Company’s website is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616

Non-GAAP Measure

This press release describes EBITDA, which is not a measure prepared in accordance with IFRS (i.e. "Non-GAAP" measure).  The Non-GAAP measure is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance.  This Non-GAAP measure should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

	For the three months ended June 30,		For the six months ended June 30,
	2012	2011	2012	2011
Net loss	$(4,044,200)	$(2,743,781)	$(9,144,880)	$(4,156,413)
Financial expenses	1,048,426	2,130,702	2,474,668	3,480,935
Financial income	(566)	(15,229)	(2,081)	(49,842)
Depreciation	3,178,034	4,366,934	6,823,737	8,264,550
Amortization	891,873	869,724	1,706,028	1,622,903
EBITDA	$1,073,567	$4,608,350	$1,857,472	$9,162,133
Loss from sale of vessels	30,898	-	4,524,771	-
Adjusted EBITDA	$1,104,465	$4,608,350	$6,382,243	$9,162,133